01/26/2016 TUE 14:04 FAX ☑002/003

16003048

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 23 2016
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

453 S Orange Street
(No. and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A Botzum III (714)-973-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 03 (Date) day of February (Month), 2016 (Year)
by
(1) Charles A Botzum, III
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature [signature]
Signature of Notary Public

JACKIE SILAVARN
Commission # 2114688
Notary Public - California
Orange County
My Comm. Expires Jun 9, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Re: See File Number 8-10075

Description of Attached Document Annual Audited Report
Title or Type of Document: FORM X-17A-5 PART III **Document Date:** 02-03-2016
Number of Pages: ____ **Signer(s) Other Than Named Above:** ____

OATH OR AFFIRMATION

I, Charles A Botzum III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 03 day of February, 2016 by Charles A Botzum III proved to me on the basis of satisfactory evidences to be the person who appeared before me.

SEE ATTACHED NOTARY CERTIFICATE

Signature

PRES
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
C.A. Botzum & Co.:

We have audited the accompanying statement of financial condition of C.A. Botzum & Co. (the "Company") as of December 31, 2015, and the related statement of operations changes in stockholders' equity, statement of changes in liabilities subordinated to the claims of general creditor, and cash flows for the year then ended. These financial statements are the responsibility of C.A. Botzum & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in the Supporting Schedules (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of C.A. Botzum & Co.'s financial statements. The supplemental information is the responsibility of C.A. Botzum & Co. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supporting Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates Inc.
Certified Public Accountants

Northridge, California
February 4, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART II [11]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER: C. A. BOTZUM & CO. [13]

SEC. FILE NO.: 8-10075 [14]

FIRM ID NO.: 123 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

505 SOUTH MAIN STREET, SUITE 875 [20]
(No. and Street)

ORANGE [21] CA [22] 92868-4509 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/15 [24]

AND ENDING (MM/DD/YY): 12/31/15 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]   (Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [X] [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

COMPANY NOTES ARE INTERGAL PART OF FINANCIALS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
C. A. BOTZUM & CO.

N Z [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/2015 [99]

SEC FILE NO. 8-10075 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 1503	200			$ 1503	750
2. Cash segregated in compliance with federal and other regulations	5625	210			5625	760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other	7502	270			7502	790
D. Clearing Organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured Accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Banker's acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

COMPANY NOTES ARE INTERGRAL PART OF FINANCIALS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

C. A. BOTZUM & CO.

as of 12-31-2015

STATEMENT OF FINANCIAL CONDITION

ASSETS (continued)

Item			Allowable		Nonallowable		Total	
E. Stocks and warrants			$	410				
F. Options				420				
G. Arbitrage				422				
H. Other securities				424				
I. Spot Commodities				430				
J. Total inventory - includes encumbered securities of	$	120					$	850
8. Securities owned not readily marketable: A. At Cost	$	130		440	$	610		860
9. Other investments not readily marketable:	$	140						
B. At estimated fair value				450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:								
A. Exempted securities	$	150						
B. Other	$	160		460		630		880
11. Secured demand notes-market value of collateral:								
A. Exempted securities	$	170						
B. Other	$ 222,212	180	210,000	470		640	210,000	890
12. Memberships in exchanges:								
A. Owned, at market value	$	190						
B. Owned at cost						650		
C. Contributed for use of company, at market value						660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships				480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)				490		680		920
15. Other Assets:								
A. Dividends and interest receivable				500		690		
B. Free shipments				510		700		
C. Loans and advances				520	61,476	710		
D. Miscellaneous			175,223	530		720		
E. Collateral accepted under SFAS 140				536				
F. SPE Assets				537			166539	930
16. TOTAL ASSETS			$ 229,041.00	540	$ 61,476.00	740	$ 291,417.00	940

OMIT PENNIES

COMPANY NOTES ARE INERGALPART OF FINANCIAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: C. A. BOTZUM & CO. as of [illegible]

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		[1510]
2. Other	[1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	[1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of $ 5252 [950]	5252 [1120]		5252 [1580]
B. Commodities accounts	[1130]	[1330]	[1590]
21. Payable to non-customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		[1650]
D. Deferred income taxes		[1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	[1200]	2250 [1380]	[illegible] [1680]
G. Obligation to return securities		[1386]	[1686]
H. SPE Liabilities		[1387]	[1687]

COMPANY NOTES ARE INTERGAL PART OF FINANCIAL

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
C. A. BOTZUM & CO.

as of 12-31-2015

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY (continued)

	Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:				
A. Unsecured		$ [1210]		$ [1690]
B. Secured		[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:				
1. from outsiders			[1400]	[1710]
A. Cash borrowings:	$ [0970]			
2. Includes equity subordination(15c3-1(d)) of	[0980]			
B. Securities borrowings, at market value:			[1410]	[1720]
from outsiders	$ [0990]			
C. Pursuant to secured demand note collateral agreements:			210000 [1420]	210000 [1730]
1. from outsiders	$ 25000 [1000]			
2. Includes equity subordination(15c3-1(d)) of	$ 125000 [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
26. TOTAL LIABILITIES		$ 5752 [1230]	$ 217,950 [1450]	$ 223,702 [1760]

Ownership Equity

		Total
27. Sole proprietorship		$ [1770]
28. Partnership - limited partners	$ [1020]	[1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock 325000 @ 1.00 ISSUED + OUTSTANDING 500M AUTH		325000 [1792]
C. Additional paid- in capital		202312 [1793]
D. Retained Earnings		-359597 [1794]
E. Total		167715 [1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 167715 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 391417 [1810]

OMIT PENNIES

COMPANY NOTE_ ARE INTERGALPART OF FINANCIAL

* Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	For the period (MMDDYY) from	[illegible]2015	3932	to	12-31-2015	3933
C. A. BOTZUM & CO.	Number of months included in this statement				12	3931

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 5[illegible]13[illegible]1	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions			[illegible]	3939
e. Total securities commissions			144357	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or losses from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares			[illegible]15	3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			21[illegible]	3995
12. Total revenue			$ 1515[illegible]	4030
EXPENSES				
13. Registered representatives' compensation			$	4110
14. Clerical and administrative employees' expenses			[illegible]	4040
15. Salaries and other employment costs for general partners and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			[illegible]	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			[illegible]	4060
20. Occupancy and equipment costs			[illegible]117	4080
21. Promotional costs			[illegible]	4150
22. Interest expense			[illegible]	4075
a. Includes interest on accounts subject to subordination agreements	[illegible]	4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges			[illegible]	4190
26. Regulatory fees and expenses			[illegible]	4195
27. Other expenses			[illegible]726	4100
28. Total expenses			$ 16[illegible]	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ -1[illegible]	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of State	[illegible]	4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ - [illegible]	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ NA	4211

COMPANY NOTES ARE INTREGALPART OF FINANCIAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER

C. A. BOTZUM & CO.

as of 12/31/2015

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of Net Capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	$	[4700]		
2. Limited		[4710]		
3. Undistributed Profits		[4720]		
4. Other (describe below)		[4730]		
5. Sole Proprietorship		[4735]		
B. Corporation Capital:				
1. Common Stock		[4740]		
2. Preferred Stock		[4750]		
3. Retained Earnings (Dividends and Other)		[4760]		
4. Other (describe below)		[4770]		
2. Subordinated Liabilities				
A. Secured Demand Notes		[4780]		
B. Cash Subordinations		[4790]		
C. Debentures		[4800]		
D. Other (describe below)		[4810]		
3. Other Anticipated Withdrawals				
A. Bonuses		[4820]		
B. Voluntary Contributions to Pension or Profit Sharing Plans		[4860]		
C. Other (describe below)		[4870]		
Total			$	[4880]

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 171083	[4240]
A. Net income (loss)			-1335[illegible]	[4250]
B. Additions (Includes non-conforming capital of	$	[4262])		[4260]
C. Deductions (Includes non-conforming capital of	$	[4272])		[4270]
2. Balance, end of period (From item 1800)			$ 157715	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 21[illegible]	[4300]
A. Increases		[4310]
B. Decreases	( )	[4320]
4. Balance, end of period (From item 3520)	$ 21[illegible]	[4330]

OMIT PENNIES

Statement of changes in cash flow
Cash 1-1-2015 ~~[illegible]~~ 692
Decrease ~~[illegible]~~ 901
CASH 12-31-2015 1152[illegible]
Includes INT 2100
ST TAX 800

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in California on April 20, 1961, and operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company holds securities for approximately twenty clients. The majority of the clients are in Southern California. No one client represents an undue concentration of risk to the Company

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the buying and selling of securities for public customer accounts and also performs limited proprietary trading.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment has been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $5,625 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Legent Clearing, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2015 was $7,500.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2015

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	
State		800
Total income tax expense (benefit)	$	800

The Company has available at December 31, 2015 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $6,016 that expires as follows:

$	11,069	2020
	7,086	2023
	5,324	2025
	9,962	2029
	6,667	2032
$	40,108	

A 100% valuation allowance was established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the IRS has not proposed any adjustment to the Company's tax position.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2015

Note 5: CASH SURRENDER VALUE LIFE INSURANCE

For the year ended December 31, 2015, the Company included $3[illegible] as other income for the increase in the cash surrender value of the life insurance policy for which the Company is the beneficiary. The face value of the underlying life insurance policy, was $200,000 and the cash surrender value of the policy was $[illegible] at December 31, 2015.

Note 6: OCCUPANCY AND EQUIPMENT RENTAL

Current year occupancy expense is attributable to office and storage rent in the amount of $42,8[illegible]. This amount is paid to the officers of the Company for the rental of the office space.

Note 7: RELATED PARTY TRANSACTIONS

During the year, the Company conducted certain transactions with its shareholders, resulting in advances to shareholders of [illegible] at December 31, 2015. These advances are non-interest bearing, uncollateralized and due on demand. It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties. with $15,000.00 Collateralized and netted.

Note 8: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2015 are listed below Liabilities subordinated to secured demand note collateral agreements are:

Interest at 1% due December 31, 2020	$ 185,000
Interest at 1% due November 1, 2017	25,000
Total secured demand note	$ 210,000

Pursuant to the subordinated loan agreement approved by FINRA, the secured demand note would be suspended and shall not mature if the net capital requirement would be less than 120% of the required net capital. There are also other requirements pursuant to SEC Rule 15c3-1(b). The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2015

Note 8: SUBORDINATED LIABILITIES

(Continued)

The secured demand notes of $210,000 are collateralized by marketable securities and municipal bonds valued, net of haircuts, at 210,709 on December 31, 2015. The municipal bonds are valued at market value, and not fair market value, which may create some liquidity issues. The collateral securing the demand note is as follows:

Description	Fair Market Value	Value Net of Haircut
Municipal obligations	$ 222,912	$ 210,709
	[illegible]	235,170

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2015

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2015 various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011)	After December 15, 2011
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013)	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2013

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2015

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015 the Company had net capital of $[illegible] which was $[illegible] in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($[illegible]) to net capital was 0.0[illegible] which is less than the 15 to 1 maximum allowed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
C. A. BOTZUM & CO.

as of 12-31-15

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)				$ 167715	3480
2. Deduct: Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				167715	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				210000	3520
B. Other (deductions) or allowable credits (List)				377715	3525
5. Total capital and allowable subordinated liabilities				$	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 61476	3540		
1. Additional charges for customers' and non-customers' security accounts			3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver:			3570		
1. number of items	3450				
C. Aged short security differences-less reserve of $	3460		3580		
number of items	3470				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges			3600		
F. Other deductions and/or charges			3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(61,476)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions				$ 316239	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
2. U.S. and Canadian government obligations			3690		
3. State and municipal government obligations			3700		
4. Corporate obligations			3710		
5. Stocks and warrants			3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities			3734		
D. Undue concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital				$ 316239	3750

OMIT PENNIES

NO MATERIAL DIFFERENCES EXIST BETWEEN AUDITED & ORGINAL 12-31-2015
NET CAPITAL COMPUTATION (SEE AUDITORS REPORT)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
C. A. BOTZUM & CO.

as of 12/31-2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)	$	-0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250000	3758
13. Net capital requirement (greater of line 11 or 12)	$	250000	3760
14. Excess net capital (line 10 less 13)	$	66230	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	5752	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$	5752	3838
19. Total aggregate indebtedness			$	-0-	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%		3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	-0-	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1.(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NO MATERIAL Difference Between Audited AND ORGINAL 12-31-15 NET CAPITAL COMPUTATION SEES ACCOUNTANTS REPORT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
C. A. BOTZUM & CO.

as of 12-31-2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 5352	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$ 5352	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
20. ** TOTAL 15c3-3 DEBITS				4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)			$ 5352	4480
22. Excess of total credits over total debits (line 11 less line 20)				4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits			5620	4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			5625	4510
25. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities				4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities			$	4530
27. Date of deposit (MMDDYY)				4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly ______ [4333] Monthly XXX [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

NO MATERIAL DIFFERENCE BETWEEN AUDITED AND 12-31-2015
RESERVE CALCULATION SEE ACCOUNTANTS REPORT

BROKER OR DEALER
C. A. BOTZUM & CO. as of 12-31-2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
______ [4335] ______ [4570]

D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ 0 [4586]

A. Number of items .... ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... 0 [4588]

A. Number of items .... $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ... Yes XXX [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

NEXT PAGE IS PAGE 12

C.A. Botzum & Co.
Schedule III - Information relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined C.A. Botzum & Co.'s statements, included in the accompanying Assertions Regarding Compliance, that (1) C.A. Botzum & Co.'s internal control over compliance was effective during the most recent fiscal and ending December 31, 2015; (2) C.A. Botzum & Co.'s internal control over compliance was effective as of December 31, 2015; (3) C.A. Botzum & Co.'s was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2015; and (4) the information used to state that C.A. Botzum & Co.'s was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from C.A. Botzum & Co.'s books and records. C.A. Botzum & Co.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing C.A. Botzum & Co.'s with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule *2340 of the Financial Industry Regulatory Authority* that requires account statements to be sent to the customers of C.A. Botzum & Co.'s will be prevented or detected on a timely basis. Our responsibility is to express an opinion on C.A. Botzum & Co.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether C.A. Botzum & Co.'s internal control over compliance was effective as of and during the most recent fiscal period ending December 31, 2015; C.A. Botzum & Co. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from C.A. Botzum & Co. books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating C.A. Botzum & Co. compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from C.A. Botzum & Co.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, C.A. Botzum & Co.'s statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 4, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

C A Botzum & Co.
453 S Orange St
Orange CA 92866
714 771 6977

Statement of Assertions Regarding Compliance

C A Botzum & Co.

We, as members of management of [redacted] ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is a compliance report prepared by an independent public accountant based upon an examination of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Assertions Regarding Compliance:

a) The Company's system of Internal Control Over Compliance was effective throughout the entire period ending [redacted] Dec 31-2014 thru Dec 31-2015

b) The Company's system of Internal Control Over Compliance was effective as of the end of the most recent fiscal year ending [redacted] Dec- 31-2015

c) The broker/dealer was in compliance with 17 C.F.R. §240.15c3-1 (the "net capital rule") and §240.15c3-3(e) (the ("reserve requirements rule") as of the end of the most recent fiscal year ending ~~October 31, 2014~~ and December 31 2015

d) The information the broker/dealer used to state whether it was in compliance with the net capital rule and the reserve requirements rule was derived from the books and records of the broker/dealer.

C A Botzum & Co.
Pres
Charles A Botzum III